UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File No. 001-10308

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

AB Car Rental Services, Inc.
Retirement Savings Plan
For Bargaining Hourly Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054

AB CAR RENTAL SERVICES, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator, Trustee and Participants of the
AB Car Rental Services, Inc. Retirement Savings Plan For Bargaining Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the AB Car Rental Services, Inc. Retirement Savings Plan For Bargaining Hourly Employees (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AB Car Rental Services, Inc. Retirement Savings Plan For Bargaining Hourly Employees as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 and the schedule of delinquent participant contributions for the year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CohnReznick LLP
Roseland, New Jersey
June 23, 2015

AB CAR RENTAL SERVICES, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS:
Participant-directed investments at fair value:
Cash and cash equivalents	$1,165,472	$754,074
Mutual funds	21,838,566	24,606,867
Common/collective trusts	23,435,522	17,562,780
Avis Budget Group, Inc. common stock	3,178,497	2,051,263
Total investments	49,618,057	44,974,984

Receivables:
Notes receivable from participants	2,683,134	2,360,036
Participant contributions	93,322	318
Employer contributions	14,993	36
Total receivables	2,791,449	2,360,390

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	52,409,506	47,335,374

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(217,456)	(124,921)

NET ASSETS AVAILABLE FOR BENEFITS	$52,192,050	$47,210,453

The accompanying notes are an integral part of these financial statements.

AB CAR RENTAL SERVICES, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

ADDITIONS TO NET ASSETS:
Net investment income:
Dividends	$2,022,329
Interest	1,140
Net appreciation in fair value of investments	1,296,236
Net investment income	3,319,705

Interest income on notes receivable from participants	97,392

Contributions:
Participants	3,228,284
Employer	511,923
Rollovers	14,085
Total contributions	3,754,292

Net transfers of participant account balances from affiliated plans	787,905

Total additions	7,959,294

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	2,964,950
Administrative expenses	12,747
Total deductions	2,977,697

NET INCREASE IN ASSETS	4,981,597

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	47,210,453

END OF YEAR	$52,192,050

The accompanying notes are an integral part of these financial statements.

AB CAR RENTAL SERVICES, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the AB Car Rental Services, Inc. Retirement Savings Plan for Bargaining Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which are available from AB Car Rental Services, Inc. (the “Company”) for a more complete description of the Plan’s provisions. The Company is a wholly-owned subsidiary of Avis Budget Group, Inc. (“ABGI”).

General – The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Avis Budget Group, Inc. Employee Benefits Committee is the Plan administrator (“Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

The following is a summary of certain Plan provisions:

Eligibility – Each employee of the Company, who as of March 31, 2004 was eligible to participate in a qualified defined contribution plan of an ABGI subsidiary, became an eligible participant on the later of (i) April 1, 2004; or (ii) the date that such employee ceased participation in such other qualified defined contribution plan. Employees who are members of the collective bargaining unit covered by a collective bargaining agreement between such unit and the Company are eligible to participate in the Plan upon attainment of age 21 and completion of one year of service (a year of service means the completion of at least 1,000 hours of service during the first twelve months of employment or the completion of at least 1,000 hours in any Plan year that follows the employment date).

Participant Contributions – Participants may elect to make pre-tax contributions up to 16% of pre-tax annual compensation, up to the statutory maximum of $17,500 for 2014. In addition, employees participating in the Plan may make additional contributions from 1% to 10% of specified compensation on a current, after-tax basis, subject to certain limitations imposed by law. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,500 as a catch up contribution, resulting in a maximum pre-tax contribution of $23,000 for 2014.

Employer Contributions – The Plan permits employer and/or employer matching contributions in accordance with the terms of the collective bargaining agreement in effect for the Plan year with respect to the collective bargaining unit of which the participant is a member.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.

Investments – Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds or change future contributions on a daily basis. A fund reallocation must be in 1% increments and is limited to one reallocation per day, subject to restrictions imposed by the mutual fund companies to curb short-term trading. Participants should refer to the Plan document regarding investments in ABGI common stock. Participants should refer to each fund’s prospectus for a more complete description of the risks and restrictions associated with each fund.

Vesting – At any time, participants are 100% vested in their pre-tax and after-tax contributions to the Plan, plus actual earnings thereon. Employer contributions vest at a rate of 20% per year and are fully vested upon five years of service.

Notes Receivable from Participants – Participants may borrow, in the form of a loan, from their fund accounts up to the lesser of $50,000 or 50% of their vested balance, provided the vested balance is at least $2,000. The notes are secured by the participant’s vested account balance and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Note repayments are made through payroll deductions over a period not to exceed five years, unless the proceeds of the note are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years. Notes receivable from participants, which are secured by the borrowing participant’s vested balance, are valued at the outstanding principal balance plus any accrued and unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 and 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of Plan earnings including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged with an allocation of net realized and unrealized depreciation in fair value of investments and certain administrative expenses. Allocations are based on earnings or participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Distribution of the participant’s account may be made in a lump sum payment upon retirement, death or disability, or upon termination of employment. Participants are entitled to withdraw certain portions of their vested balance. Participants are permitted to process in-service withdrawals, in accordance with Plan provisions, upon attaining age 59½ or for hardship in certain circumstances, as defined in the Plan document, before that age.

Forfeited Accounts – Forfeited balances of terminated participants’ non-vested accounts are used to reduce employer contributions. As of December 31, 2014 and 2013, forfeited account balances amounted to $1,010 and $695, respectively. During 2014, $6,124 of forfeited non-vested accounts were used to reduce employer contributions.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise such expenses are paid by the Plan. Fees for participants’ distributions, withdrawals, loans and similar expenses are paid by the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities, including mutual funds, common/collective trusts and Avis Budget Group, Inc. common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect participant account balances and the amounts reported in the financial statements.
Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Investment Contracts – In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 962, Plan Accounting - Defined Contribution Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the ASC, the Statements of Net Assets Available for Benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Valuation of Investments and Income Recognition – The Plan’s investments are stated at fair value, which the Plan classifies as follows: (i) Level 1, which refers to securities valued using quoted prices from active markets for identical assets, includes the common stock of publicly traded companies, mutual funds with quoted market prices and common/collective trusts with quoted market prices which operate similar to mutual funds, (ii) Level 2, which refers to securities for which significant other observable market inputs are readily available, including common/collective trusts for which quoted market prices are not readily available and (iii) Level 3, which refers to securities valued based on significant unobservable inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets.

One of the Plan’s current common/collective trust investments is the Wells Fargo Stable Return Fund. The Wells Fargo Stable Return Fund invests in investment contracts issued by highly rated companies. These include Guaranteed Investment Contracts (“GICs”), wrapped portfolios of fixed income investments (“synthetic GICs”) and cash equivalents. Traditional GICs are unsecured, general account obligations of insurance companies or banks and are collateralized by the assets of the insurance company or bank. A security-backed contract consists of a portfolio of securities and a benefit responsive, contract value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that contract value benefit responsive payments will be made for participant directed withdrawals. Wrap contracts are issued by financially responsible third parties, typically banks, insurance companies, or other financial services institutions and are designed to allow a stable asset fund to maintain a stable contract value and to protect a fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a fund the difference between the contract value and the market value of the underlying assets for participant directed redemptions once the market value has been totally exhausted.

Wrap contracts accrue interest using a formula called the “crediting rate.” The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero. The crediting rate on traditional GICs is typically fixed for the life of the investment. The crediting rate on synthetic GICs is typically reset every month or quarter based on the contract value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets.

Certain events limit the ability of the Plan to transact at contract value with the insurance companies and financial institution issuers of traditional GICs or synthetic GICs.  Such events include the following: (i) layoffs, (ii) bankruptcy, (iii) plant closings, (iv) plan termination or mergers, (v) early retirement incentive, (vi) employee communications designed to induce participants to transfer from the fund, or (vii) competing fund transfer or violation of equity wash or equivalent rules in place and changes of qualification status of the employer or plan. As of December 31, 2014, the Plan Administrator does not believe that the occurrence of an event that would limit the Wells Fargo Stable Return Fund’s ability to transact at contract value with participants is probable.

The fair value of the underlying debt securities are valued at the last available bid price in over the counter markets or on the basis of values obtained by independent valuation groups. Traditional GICs are valued using a discounted cash flow methodology, synthetic GICs are valued on a monthly basis per the terms of the applicable contract using valuations provided by a pricing service approved by the Trustee, and the fair value of the wrap contracts is determined using a market approach discounting methodology. The investment contracts are valued at fair value of the underlying investments and then adjusted by the issuer to contract value.

Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The fair value recorded in the Plan’s financial statements for such fund was $15,577,613 and $15,577,788 at December 31, 2014 and 2013, respectively. The average yield earned by the Wells Fargo Stable Return Fund calculated based on the change in the net asset value between the beginning and the end of the year was 1.40% and 1.36% for the years ended December 31, 2014 and 2013, respectively. The average yield earned with an adjustment to reflect the actual interest rate credited to participants was 1.64% and 1.52% for the years ended December 31, 2014 and 2013, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2014, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Benefit Payments – Benefits paid to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet received distributions from the Plan, totaled $48,630 and $4,549 at December 31, 2014 and 2013, respectively.

3.	INVESTMENTS

The following tables present investments at fair value that represent five percent or more of the Plan’s net assets available for benefits as of December 31:

2014
Wells Fargo Stable Return Fund	$15,577,613
SSGA S&P 500 Index Fund	4,680,563
American Growth Fund of America	4,642,369
The Oakmark Equity and Income Fund	4,076,159
Federated Total Return Bond Fund	3,938,536
ABGI common stock (a)	3,178,497
____________

(a)	Permitted party-in-interest

2013
Wells Fargo Stable Return Fund	$15,577,788
American Growth Fund of America	4,310,385
PIMCO Total Return Fund	3,905,009
Davis NY Venture Fund	3,344,959
The Oakmark Equity and Income Fund	3,211,363

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value, as follows:

2014
Common stock (a)	$1,264,563
Common/collective trusts	277,809
Mutual funds	(246,136)
$1,296,236
____________

(a)	Consists of common stock of ABGI

4.	FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated February 26, 2012 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan Administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is currently under examination by the IRS for the 2011 plan year. The examination is ongoing and Plan management is responding to all requests. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Loans to participants qualify as party-in-interest transactions.

At December 31, 2014 and 2013, the Plan held 47,919 and 50,749 shares, respectively, of ABGI common stock with a cost basis of $734,482 and $559,350, respectively. During 2014 and 2013, the Plan did not receive any dividends from ABGI, which is the parent company of the sponsoring employers.

6.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

7.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

		2014	2013
Net assets available for benefits per the financial statements		$52,192,050	$47,210,453
Less:	Amounts allocated to withdrawing participants	(48,630)	(4,549)
Add:	Adjustment from contract value to fair value for fully benefit-responsive investment contracts	217,456	124,921
Net assets available for benefits per Form 5500		$52,360,876	$47,330,825

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2014 to Form 5500:

Benefits paid to participants per the financial statements		$2,964,950
Less:	Certain deemed distributions of notes receivable from participants	(105,260)
	Corrective distributions	(17,505)
	Amounts allocated to withdrawing participants at December 31, 2013	(4,549)
Add:	Amounts allocated to withdrawing participants at December 31, 2014	48,630
Benefits paid to participants per Form 5500		$2,886,266

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2014, but not yet paid as of that date.

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2014 to the net income per Form 5500:

Increase in net assets available for benefits per the financial statements		$4,981,597
Less:	Amounts allocated to withdrawing participants at December 31, 2014	(48,630)
	Net transfer of assets to the Plan (Reflected in line L- Transfer of assets of Form 5500)	(787,905)
	December 31, 2013 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(124,921)
Add:	December 31, 2014 adjustment from contract value to fair value for fully benefit-responsive investment contracts	217,456
Amounts allocated to withdrawing participants at December 31, 2013		4,549
Net income per Form 5500		$4,242,146

8.	FAIR VALUE MEASUREMENTS

The Plan measures certain financial assets and liabilities at fair value. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. See Note 2- Summary of Significant Accounting Policies for the Plan’s valuation methodology used to measure fair value.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

•
Avis Budget Group, Inc. common stock – The fair value of Avis Budget Group, Inc. common stock is valued at the closing price reported on the active markets on which the security is traded. As such, these assets are classified as Level 1.

•	Mutual funds – Valued at the net asset value (“NAV”) of shares held by the Plan at year end. NAV is derived by the quoted prices of underlying investments and are classified as Level 1.

•
Common/collective trusts – are valued based on the NAV of units held by the Plan at year-end. Although the common/collective trusts are not available in an active market, the NAV of the units are approximated based on the quoted prices of the underlying investments that are traded in an active market. The Company has no unfunded commitments related to any of these investments and there are no Plan initiated redemption restrictions on these investments. There are no redemption restrictions on the participant’s holdings in these investments. These assets are classified as Level 2.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014:

Asset Class________	Level 1	Level 2	Total
Common stock	$3,178,497	$—	$3,178,497
Mutual funds:
Large-cap growth	7,121,580	—	7,121,580
Large-cap value	1,509,373	—	1,509,373
Large-cap blend	4,076,159	—	4,076,159
Small-cap growth	526,559	—	526,559
Small-cap blend	1,342,926	—	1,342,926
Foreign large-cap blend	1,548,887	—	1,548,887
Bond funds	4,627,590	—	4,627,590
Real estate	1,085,492	—	1,085,492
Common/collective trusts:
Short-term investments	—	15,577,613	15,577,613
Large-cap blend	—	4,792,251	4,792,251
Mid-cap growth	—	1,549,209	1,549,209
Foreign large-cap growth	—	722,140	722,140
Emerging markets	—	564,608	564,608
Bond funds	$—	$229,701	$229,701
Total	$25,017,063	$23,435,522	$48,452,585

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013:

Asset Class________	Level 1	Level 2	Total
Common stock	$2,051,263	$—	$2,051,263
Mutual funds:
Large-cap growth	6,246,474	—	6,246,474
Large-cap value	1,469,312	—	1,469,312
Large-cap blend	6,556,322	—	6,556,322
Mid-cap growth	657,403	—	657,403
Mid-cap value	690,006	—	690,006
Small-cap growth	593,070	—	593,070
Small-cap blend	1,519,789	—	1,519,789
Foreign large-cap blend	1,781,867	—	1,781,867
Bond funds	4,316,603	—	4,316,603
Inflation protected Bonds	167,103	—	167,103
Real estate	608,918	—	608,918
Common/collective trusts:
Short-term investments	—	15,577,788	15,577,788
Large-cap blend	—	733,305	733,305
Foreign large-cap growth	—	577,823	577,823
Emerging markets	—	673,864	673,864
Total	$26,658,130	$17,562,780	$44,220,910

9.	NONEXEMPT TRANSACTIONS

As reported on the supplemental schedule of delinquent participant contributions (Schedule H, Line 4a), certain Plan contributions were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 (CFR 2510.3-102), thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2014.

******

Plan Number: 005
EIN: 06-0918165
AB CAR RENTAL SERVICES, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Number of Shares, Units or Par Value	Cost ***	Current Value****

* Avis Budget Group, Inc.	Common stock	47,919		$3,178,497
Wells Fargo Stable Return Fund	Common/collective trust	305,007		15,577,613
SSGA S&P 500 Index Fund	Common/collective trust	260,248		4,680,563
Northern Trust Extended Equity Market Fund	Common/collective trust	15,194		1,549,209
Oppenheimer International Growth Trust	Common/collective trust	35,998		722,140
Harding Loevner Emerging Markets Fund	Common/collective trust	46,700		564,608
BlackRock US Debt Index Fund	Common/collective trust	11,499		229,701
Northern Trust Collective All Country World Ex-US Index Fund	Common/collective trust	800		111,688
American Growth Fund of America	Registered investment fund	108,899		4,642,369
The Oakmark Equity and Income Fund	Registered investment fund	127,739		4,076,159
Federated Total Return Bond Fund	Registered investment fund	356,751		3,938,536
Prudential Jennison Growth Fund	Registered investment fund	82,038		2,479,211
Harbor International Fund	Registered investment fund	23,909		1,548,887
MFS Value Fund	Registered investment fund	43,199		1,509,373
Harbor Small Capital Value Fund	Registered investment fund	50,296		1,342,926
Deutsche Real Estate Fund	Registered investment fund	45,995		1,085,492
Vanguard Explorer Admiral Fund	Registered investment fund	6,090		526,559
Lord Abbett Bond Debenture Fund	Registered investment fund	57,059		450,201
Vanguard Inflation-Protected Securities Fund	Registered investment fund	9,232		238,853
* Various participants**	Participant loans			2,683,134
Cash and cash equivalents				1,165,472
Total				$52,301,191
____________

*	Represents a permitted party-in-interest.
**	Maturity dates range from January 2015 to October 2029. Interest rates range from 4.25% to 9.25%.
***	Cost information is not required for participant-directed investments.
****	Form 5500 instructions require reporting of Common/collective trusts at fair value on this schedule.

See Report of Independent Registered Public Accounting Firm.

Plan Number: 005
EIN: 06-0918165
AB CAR RENTAL SERVICES, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT
CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2014

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP
$93,322	$—	$—	$93,322	$—

Check here if Late Participant Loan Repayments are included: ☐

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AB Car Rental Services, Inc.
Retirement Savings Plan
for Bargaining Hourly Employees

By:     /s/ Edward P. Linnen
Edward P. Linnen
Executive Vice President and
Chief Human Resources Officer
Avis Budget Group, Inc.

Date: June 23, 2015